UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sobieski Bancorp, Inc.
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(Name of Issuer)

Common Stock, Par Value $0.01 per share
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(Title of Class of Securities)

833582 10 9
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(CUSIP Number)

December 31, 2002
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 833582 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) Sobieski Bancorp, Inc. Employee Stock Ownership Plan IRS I.D. No. 35-0668570
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF	5	SOLE VOTING POWER
SHARES		23,600
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,208
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		72,808
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON EP

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CUSIP NO. 833582 10 9

1	NAME OF REPORTING PERSON
S.S OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

1st Source Bank, South Bend, Indiana, as trustee of Sobieski Bancorp, Inc. Employee
Stock Ownership Plan
IRS I.D. No. 35-6495542

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF	5	SOLE VOTING POWER
SHARES		23,600
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		49,208
REPORTING
PERSON WITH	7	SOLE DISPOSITIVE POWER
		72,808
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,808
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON* BK

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ITEM 1(a)	Name of Issuer: Sobieski Bancorp, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 2930 W. Cleveland Road, South Bend, Indiana 46628
ITEM 2(a)	Names of Persons Filing:

Sobieski Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP").

1st Source Bank, South Bend, Indiana (the "Trustee"), as trustee of the ESOP. The Trustee, in such capacity, may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office: The business address of the ESOP is: 2930 W. Cleveland Road, South Bend, Indiana 46628 The business address of the Trustee is: PO Box 1602, South Bend, IN 46634
ITEM 2(c)	Citizenship: The Trustee is a commercial bank organized under the laws of the State of Indiana.
ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 833582 10 9
ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 72,808 shares of Common Stock (10.8% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 72,808 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9	Notice of Dissolution of Group: Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOBIESKI BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Date: February 5, 2003	By: /s/ Barry A. Bilger 1st Source Bank, as Trustee Name: Barry A. Bilger Title: Assistant Vice President and Trust Officer
1st SOURCE BANK, as Trustee of the Sobieski Bancorp, Inc. Employee Stock Ownership Plan
Date: February 5, 2003	By: /s/ Shari Rettig Name: Shari Rettig Title: Assistant Vice President

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February 5, 2003

Sobieski Bancorp, Inc.
Employee Stock Ownership Plan
2930 W. Cleveland Road
South Bend, Indiana 46628

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

1st SOURCE BANK, as Trustee of the Sobieski
Bancorp, Inc. Employee Stock Ownership Plan

By: /s/ Shari Rettig Name: Shari Rettig Title: Assistant Vice President

SOBIESKI BANCORP, INC. EMPLOYEE
STOCK OWNERSHIP PLAN

By: /s/ Barry A. Bilger 1st Source Bank, as Trustee Name: Barry A. Bilger Title: Assistant Vice President and Trust Officer